(214) 969-5251
ldcannon@jonesday.com

956555-010004	October 31, 2005

Mr. Albert C. Lee
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 6010
Washington, D.C. 20549

Re:	AMERISAFE, Inc.
Registration Statement on Form S-1
Registration Number 333-127133
Dear Mr. Lee:
     On behalf of AMERISAFE, Inc. (the “Company”), we are writing to respond to the comment that was verbally conveyed to me on October 19, 2005 on behalf of the Staff of the Securities and Exchange Commission in regard to the above referenced filing. We are electronically transmitting Amendment No. 3 to the Company’s Registration Statement on Form S-1. We will send to your attention four copies of Amendment No. 3, marked to show changes from Amendment No. 2 to the Company’s Registration Statement.
     We have included the text of the Staff’s verbal comment preceding the Company’s response. Set forth below is the Company’s response to the verbal comment.
Explain why you believe it is appropriate under U.S. GAAP to record an annuity as a paid loss. The purchase of an annuity appears to be similar to the purchase of reinsurance that has no underwriting risk or timing risk, but has credit risk.
     As discussed with Mr. Roesler of the Staff on Monday, October 24th, the Company enters into structured settlements in order to settle certain claims, and funds its obligations under some of these settlements by purchasing annuity contracts. These structured settlements are effected by entering into an agreement with the claimant pursuant to which the Company’s liability under the workers’ compensation insurance policy is extinguished in exchange for making payments to the claimant. The purchase of the annuity contract to fund those payments is expressly contemplated by the settlement agreement. Although the terms of the settlement will vary by jurisdiction, typically either the settlement will provide that making payments to purchase the annuity contract operates as a discharge of the payment obligations under the settlement or the claimant will consent to the direct assumption by the annuity company of the Company’s payment

Mr. Albert C. Lee
Securities and Exchange Commission
October 31, 2005

obligations. The settlement agreement is approved by the Company and its counsel, the claimant’s counsel and the annuity company and is presented to and approved by the appropriate state judicial or administrative workers’ compensation authority, and, in many cases, Medicare. Any liability the Company may have to the claimant after the settlement is approved is a potential contingent liability resulting from the annuity company’s failure to make the payment pursuant to the settlement agreement. In its 19 year history, the Company has never had to make any payments to a claimant because the annuity company failed to make payments pursuant to the settlement agreement. Based on the foregoing, the Company believes that its liability to the claimant under the insurance policy is extinguished when it enters into a settlement agreement with the claimant, and it is appropriate to record each such annuity payment as a paid loss.
If you have any questions regarding this filing, please do not hesitate to contact me at (214) 969-5251, or by facsimile at (214) 969-5100.
Very truly yours,

/s/ Larry D. Cannon

Larry D. Cannon

cc:	Joseph Roesler, SEC
C. Allen Bradley, Jr., AMERISAFE
Arthur L. Hunt, AMERISAFE
James E. O’Bannon, Jones Day
Lisa K. Durham, Jones Day
J. Brett Pritchard, Lord, Bissell & Brook LLP